April 1, 2010

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3030

100 F. Street N.E.

Washington, D.C. 20549

Re:	Microsemi Corporation (“Registrant” or “Company”)

Form 10-K for the Fiscal Year Ended September 27, 2009

Filed November 24, 2009

File No. 000-08866

Dear Mr. Webb:

Microsemi Corporation, a Delaware corporation, provides these responses, numbered to correspond with the Staff’s comments dated March 24, 2010, for which we thank you. Set forth below is the Registrant’s response to the Staff’s comments.

Form 10-K for the year ended September 27, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.	In future filings, please revise your MD&A to provide an overview that includes a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Currently, your disclosure in the beginning of MD&A focuses on identifying and describing your product lines, your restructuring and your acquisitions. Rather, your overview should discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

We have reviewed Interpretive Release No. 33-8350. In future filings and in accordance with the Interpretive Release, we will provide additional discussion in the overview section of our MD&A where appropriate.

Financial Statements, page 55

Note 10, Commitments and Contingencies, page 81

Contingencies, Page 81

2.	We see from your disclosure regarding a complaint filed by ChriMar Systems, Inc. that you have provided for the estimated potential loss (related to the complaint) based on the application of industry statistics relating to the outcome of patent litigation matters. Please tell us and revise your future filings to disclose whether a loss is probable, how you believe the methodology you disclose reasonably estimates your loss and the amount of the loss accrued in your financials statements. We refer you to FASB ASC 450-20.

We concluded that a loss related to the ChriMar Systems matter was both probable and reasonably estimable and thus a loss accrual was recorded based on the guidance of FASB ASC 450-20-25. The amount accrued in the consolidated financial statements was based on our best estimate of the probable loss developed with the assistance of our legal advisors taking into consideration a number of factors including, the specific facts and circumstances related to the use of the patents covered by the complaint, the application of industry statistics in patent litigation matters and judgment in evaluating patent settlement outcomes. In determining the appropriate disclosures in the consolidated financial statements, we considered the guidance of FASB ASC 450-20-50-1 and determined that our financial statements were not misleading without disclosing the amount of the loss accrual. This determination was based on the relative size of the $2.0 million loss accrual to our consolidated financial position and the routine nature of patent litigation in a technology business. During our quarter ended March 28, 2010, we favorably settled the complaint with ChriMar Systems, Inc. for an amount less than the loss accrual and determined that the financial impact of the difference did not have a material effect on the Company’s financial position or results of operations. In our next quarterly filing on Form 10-Q, we will update disclosures related to this matter accordingly.

Note 14, Acquisitions and Divestiture, page 86

3.

We note that in fiscal year 2008 you acquired substantially all of the assets of SEMICOA for approximately $28.7 million cash, lease consideration and assumption of liabilities and also note that in connection with this acquisition you recorded approximately $1.8 million of intangible assets and approximately $22 million of goodwill. Subsequently, in the fourth quarter of fiscal 2009 we see you entered into an agreement which, in substance, resulted in the divestiture of the assets purchased from SEMICOA and sold accounts receivable, inventories, equipment and intangible assets with net book values of $.5 million, $2 million, $1 million and $1.4 million, respectively. In addition, we see that you reduced goodwill by $1.4 million for the pro rata amount of goodwill allocable to the sale of the SEMICOA assets, which was based on the ratio of the relative fair value of the disposed business compared to the total fair value of their reporting unit. Please respond to the following:

a.	Please clarify for us the nature of the business and related assets you purchased as compared to the business and assets that you later sold. Please explain why you retained goodwill on your balance sheet for an acquisition after you sold the business,

b.	Please explain your calculation of the pro rata goodwill allocated to the SEMICOA assets, and why the $22 million recorded when you originally purchased SEMICOA was not allocated to the divestiture,

c.	Please tell us about each of your reporting units, the amount of goodwill in each reporting unit both before and after the divesture and what comprises the reporting unit you refer to in your disclosure.

SEMICOA was a business engaged in the design, development, and manufacture of semiconductors, including discrete transistor devices and optical sensors for customers in defense, commercial aerospace and satellite markets. During the fourth quarter of fiscal year 2008, the Company purchased substantially all the assets of SEMICOA including accounts receivable, inventories, property and equipment, completed technology, backlog, customer relationships and assumed substantially all the operating liabilities, including accounts payable, accrued severance and lease obligations. At the acquisition date, we reviewed FASB ASC 350-10-20 and determined that the SEMICOA acquisition constituted a business.

During the due diligence phase of the acquisition, the Company developed a plan to integrate the acquired SEMICOA business into existing operations that were already manufacturing the same product families as SEMICOA. Immediately after the acquisition, the Company executed on its plan by relocating SEMICOA’s manufacturing equipment to existing Microsemi operations and beginning production. Our existing operations also assumed other SEMICOA business functions, including customer service, production control and accounting. Activity at the leased SEMICOA facility decreased substantially and the Company intended to completely close the SEMICOA production site after the acquisition date. In addition, only a small percentage of SEMICOA employees were retained after the acquisition. At the acquisition date, the goodwill related to the SEMICOA acquisition was assigned to the Company’s one reporting unit.

As discussed in our filings, the Company entered into an agreement that, in substance, resulted in the divestiture of the SEMICOA assets in the fourth quarter of fiscal year 2009. The Company divested of accounts receivable, inventories, property and equipment, completed technology, backlog and customer relationships related to acquired SEMICOA customers and products although the Company continues to manufacture and sell the same product families subsequent to the disposition. Management referenced FASB ASC 350-10-20 and determined that the assets included in the disposition constituted a business.

In determining the amount of goodwill to allocate to the disposition, management followed the guidance of FASB ASC 350-20-35-51 through 57 which indicates that the only instance where the full amount of the acquired goodwill is included in the carrying amount of the business to be disposed of is when there is no integration of the acquired business or the business is run as a standalone entity. If this is not the case, the guidance indicates a relative fair value method of allocating the reporting unit goodwill is required. As the SEMICOA business was substantially integrated into our existing operations and was not run as a standalone business, the Company concluded that it was appropriate to allocate goodwill to the disposition based on the ratio of the relative fair value of the disposed business to the fair value of the Company’s one reporting unit. The actual calculation resulted in a reduction of goodwill of $1.4 million for the portion of goodwill allocated to the disposed business and was based on the disposition proceeds of $6.6 million divided by the market capitalization of the Company as of the disposition date of $1,062.6 million. The Company concluded that the disposition proceeds and market capitalization were the most appropriate representation of estimated fair values. Prior to the divestiture, goodwill in the Company’s one reporting unit was $226.6 million and $225.2 immediately following the divestiture.

Item 11, Executive Compensation, page 97

Compensation Discussion and Analysis, page 16

4.	We note from your discussion under “Base Salaries” on page 17 of the proxy statement that you have incorporated by reference into your Form 10-K that the Compensation Committee assesses the executive’s past performance and expected future contributions to the Company in setting the base salary levels of the named executive officers. In future filings, please describe the specific items of corporate performance that are taken into account in setting base salary and the how base salary is structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to these items of the registrant’s performance, describing the elements of individual performance and/or contribution that are taken into account. Please see Items 402(b)(2)(v) and 402(b)(2)(vii) of Regulation S-K.

The Compensation Committee’s assessment of the executives’ past performance and expected future contributions is inherently subjective. The members of the Compensation Committee have frequent interaction with the named executive officers throughout the year and form their own views on the executives’ performance on an ongoing basis, which helps inform their assessments of the named executive officers’ individual performance and contributions. We note that no adjustments were made to the base salaries of any named executive officer in 2009. In future filings, we will clarify that these determinations are inherently subjective.

5.	We note from your discussion under “Annual Incentive Bonuses” on page 18 of the proxy statement that you have incorporated by reference into your Form 10-K that the Compensation Committee set a threshold operating performance goal of $50.0 million and a maximum operating performance goal of $59.7 million for the performance period. In future filings, expand your disclosure to describe how such operating performance goals were set by the committee including the factors the committee used in setting this goal.

The Compensation Committee set the threshold performance goal for the bonus program at a level that, based on its subjective assessment of the range of possible operating results for the Company during the performance period, reflected the appropriate minimum level of Company performance for the named executive officers to be eligible to receive any bonus under the program. The Compensation Committee set the maximum performance goal for the bonus program at a level that, based on its subjective assessment of the range of possible operating results for the Company during the performance period, reflected the appropriate level of Company performance for the named executive officers to be eligible to receive the maximum bonus amounts (with the Compensation Committee retaining discretion to reduce the bonus amounts based on its subjective assessment of such other performance factors it considered appropriate as described in the proxy statement). In future filings, we will clarify that these determinations are inherently subjective.

6.	We refer to your disclosure under the caption “Long-Term Incentive Equity Awards” on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal discussion and analysis as to how the stock option grants and grants of restricted stock were determined. Your disclosure should include substantive analysis and insight into how your Compensation Committee made its stock option and restricted stock grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(I)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

As described on page 20 of the proxy statement, the Compensation Committee approved grants of restricted stock to the named executive officers at the beginning of fiscal 2009. The grant levels were determined by the Compensation Committee based on its subjective assessment of the Company’s performance during fiscal 2008, with consideration being given to both the Company’s achievement of operating performance goals and its performance in comparison with the performance of the other companies in the Company’s peer group as noted in the proxy statement. In future filings, we will describe the specific factors considered by the Compensation Committee in making these determinations, to the extent any specific factors are considered by the Compensation Committee beyond a subjective assessment of general Company and individual performance.

As described on pages 20-21 of the proxy statement, the Compensation Committee approved grants of restricted stock to the named executive officers at the beginning of fiscal 2010. These grants were made under the Company’s bonus program for fiscal 2009, with the grant levels being determined based on the Company’s achievement of the operating performance goal established by the Compensation Committee for the bonus program (discussed in the response to Item 5 above) and the Compensation Committee’s subjective assessment of such other factors as it considered appropriate (including, as noted in the proxy statement, cost realignment actions taken during the fiscal year, the overall macroeconomic conditions, and the Compensation Committee’s subjective assessment of the performance of the executive and the Company during the fiscal year). In future filings, we will describe the specific factors considered by the Compensation Committee in making these determinations, to the extent any specific factors are considered by the Compensation Committee beyond a subjective assessment of general Company and individual performance.

The named executive officers were not granted any stock options during fiscal 2009.

7.	We note from your Current Report on Form 8-K filed on January 29, 2009 that the board of directors assessed financial penalties against Mr. Peterson. Please tell us where you have described the board’s assessment of such penalties in your Compensation Discussion and Analysis. Also, tell us how Mr. Peterson’s penalties influenced the decisions by the compensation committee in granting him other forms of compensation including the restricted stock grant of $120,000.

The Board of Directors and Mr. Peterson agreed that the financial penalties disclosed in the Form 8-K filed on January 29, 2009 were appropriate in the circumstances described in that filing. On page 19 of the proxy statement, it is noted, with an explicit reference to the Form 8-K filed on January 29, 2009, that Mr. Peterson agreed to forego any cash bonus award for fiscal 2009 that he might otherwise have been entitled to. The $100,000 financial penalty paid by Mr. Peterson and the extension of the vesting dates of Mr. Peterson’s two then-outstanding and unvested restricted stock awards, each as referenced in the January 29, 2009 Form 8-K, were the result of the agreement negotiated with Mr. Peterson. We respectfully submit that these elements of the agreement are not “compensation awarded to, earned by, or paid to [Mr. Peterson]” as specified in Item 402(a)(2) of Regulation S-K and therefore not a matter for which disclosure is required in the Compensation Discussion and Analysis. The agreement reached with Mr. Peterson in January 2009 is, however, referenced in footnotes (5) and (6) to the Outstanding Equity Awards table (which include the new vesting dates applicable to the awards impacted by the January 2009 agreement).

The matters referenced in the January 29, 2009 Form 8-K were not a factor in the decisions of the Compensation Committee in granting Mr. Peterson any other forms of compensation. Please also note that Mr. Peterson received a restricted stock grant of 120,000 shares rather than $120,000.

8.	We note that your board of directors has “extended by one year each of the five remaining vesting consummation dates of [Mr. Peterson’s] two unvested restricted common stock awards” according to the January 29, 2009 Form 8-K. It is unclear how the mechanics of this penalty affects your disclosure of the vesting of Mr. Peterson’s Awards. While we note your disclosure in footnotes (5) and (6) to the Outstanding Equity Awards table on page 28, please provide us your analysis and calculations of how these penalties affected Mr. Peterson’s compensation.

We respectfully submit that the agreement reached with Mr. Peterson in January 2009, as referenced in the January 29, 2009 Form 8-K, was inherently not a compensatory agreement although it did impact Mr. Peterson’s compensation in the ways expressly described in the Form 8-K. The agreement included, as described in the January 29, 2009 Form 8-K, extending the vesting date of Mr. Peterson’s then outstanding and unvested restricted stock awards. The new vesting dates are as set forth in footnotes (5) and (6) to the Outstanding Equity Awards table and these new vesting dates impacted the awards identified in the Outstanding Equity Awards table that correspond to footnotes (5) and (6) thereto. The extension of these vesting dates was the result of negotiations with Mr. Peterson; there was no other specific analysis or calculation. The matters referenced in the January 29, 2009 Form 8-K (including the extension of these vesting dates) were not a factor in the decisions of the Compensation Committee with respect to any other compensation awarded to, earned by, or paid to Mr. Peterson (except, as expressly described on page 19 of the proxy statement and as noted above, Mr. Peterson agreed to forego any cash bonus award for fiscal 2009 that he might otherwise have been entitled to).

Form 10-Q for the period ended December 27, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Capital Resources and Liquidity, page 21

9.	We see your discussion that the increase in accounts receivable was primarily due to the higher sales in the first quarter of 2010 compared to the first quarter of 2009. However, it appears from your income statement that the sales actually decreased in the first quarter of 2010 as compared to the first quarter of 2009. Please explain.

The Company’s discussion should have indicated that the increase in accounts receivable was primarily due to the higher sales in the first quarter of 2010 compared to the fourth (not first) quarter of 2009.

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 221-7100 (telephone) or (949) 756-2602 (facsimile) with any questions or comments regarding this letter.

MICROSEMI CORPORATION

/s/ John W. Hohener
John W. Hohener
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer